820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

Heerlen (the Netherlands)/Elgin, Illinois (USA),
20 March 2006

DSM Desotech Sells Display Coatings Business to JSR Corporation

DSM Desotech Inc., a subsidiary of Royal DSM N.V. based in the Netherlands, and JSR Corporation announced today that the two companies have signed definitive agreements that will result in JSR acquiring the display coatings business that the two companies have jointly cooperated in as part of their joint venture, Japan Fine Coatings Co., Ltd.

JSR will directly acquire DSM Desotech's display coatings technology and business positions in this same market area outside Japan. No physical assets are involved in the acquisition. Parties have agreed not to disclose the transaction price to be paid by JSR to DSM. The effective date of the transaction will be April 1, 2006. The book gain for DSM on this transaction amounts to approximately EUR 10 million after tax, which will be reported by DSM in the results for the second quarter of 2006.

The display business consists of coatings used in the production of flat panel displays for protection, anti-reflection and related purposes. JSR will acquire patents and business rights to this business on a global basis, along with related technologies.

About DSM Desotech

DSM Desotech is a world leader in the development and manufacture of high-performance UV-curable materials used in a variety of today's top industries. In Telecommunications, Desteoch is the world's leading supplier of protective coatings, inks and matrix materials used for the production of glass optical fiber and optical cable. DSM Desotech is a business unit within the Performance Materials cluster of the global DSM group headquartered in the Netherlands. Desotech operates research and manufacturing facilities in the United States, The Netherlands, China and Japan. More information about the company can be found at www.dsmdesotech.com.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – *Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the

dlw 4/10

Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

11E

Heerlen (NL), 24 March 2006

New environmental targets for DSM plants

Over the next few years DSM will be upgrading its production plants to make sure all of the company's facilities, including those outside Europe and the USA, comply with the strict environmental standards that apply in Europe and the USA. For new facilities and major plant modifications this was already a requirement. Existing plants now also have to meet the standards, within a period of five years. The new standards should among other things lead to a 75% reduction in DSM's global emissions of sulfur dioxide (SO_2) and a 20% reduction in its nitrogen oxide (NO_x) emissions. This can be concluded from the company's Triple P Report for 2005 (Triple P = People, Planet, Profit).

It is DSM's ambition to rank among the global top 25% of comparable companies in terms of safety, health and environmental performance. To this end, the company has set itself long-term environmental reduction targets. At year-end 2005 DSM had already achieved ten of the fourteen targets for year-end 2006 that it had set in 2001. The company has therefore set new, more ambitious targets that it wants to achieve by 2010. DSM has decided that also older plants outside Europe and the USA will have to meet the new standards. *"This means that some plants have a gap to close. But this will produce the greatest benefits for the environment. That is why we will be investing time and money over the next five years to bring certain plants in countries such as China, India and Brazil up to standard,"* comments Jan Zuidam, deputy chairman of the DSM Managing Board.

In 2005 DSM once again improved its scores on most of the metrics used in the Triple P report. For example, the number of lost-workday cases per 100 employees decreased from 0.22 to 0.17, energy consumption dropped from 66 to 57 petajoules and the number of environmental incidents decreased from 522 to 501[1]. Greenhouse gas emissions remained virtually unchanged compared to 2004. Production of non-recyclable waste increased by 10,000 tons to 50,000 tons.

The *Nutrition Improvement Program*, which focuses on the fortification of foods with vitamins and minerals in order to prevent disease and mortality due to malnutrition, is DSM's first initiative in the context of the 'Base of the Pyramid'. This is a new development in the field of sustainability to which the company will increasingly be paying attention. The 'Base of the Pyramid' concept involves the development and implementation of new, innovative business models in developing countries in order to profitably serve the needs of the four billion people living on at most a few dollars per day.

On the People dimension, the internationalization process at DSM has been gaining strength over the last few years and will continue to be high on the agenda in the next few years. At the end of 2005, 35% of DSM's employees were based outside Europe. The number of non-Dutch employees has increased to over 70%. Internationalization and diversity are important in order to

[1] all figures excluding consolidation of recently acquired companies, such as DSM Nutritional Products.

realize the ambitions for innovative growth and an increased presence in emerging economies such as China, as described in DSM's strategy *Vision 2010 – building on strengths.*

In 2005 DSM headed the chemicals sector in the Dow Jones Sustainability World Index for the second year in a row. The company was also included once again in the FTSE4Good Sustainability Index for Europe.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

Note to the editor:

The full Triple P Report 2005 can be found at www.sustainability.dsm.com. It is available in both –downloadable- PDF format and a dynamic version, in which you can search by reference and view certain parts of the Report separately. It is also possible to order a hard copy of the Report via this website.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

820-3120

RECEIVED
2006 APR -7 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

13E

Heerlen, 29 March 2006

Trading Update First Quarter 2006

At today's Annual General Meeting, starting at 14.00 hrs, Peter Elverding, Chairman of the DSM Managing Board, will elucidate DSM's current expectations regarding the results for the first quarter of 2006.

During the first few months of 2006 the trading environment for DSM developed positively, as expected. In line with the guidance given earlier and based on current insights, DSM expects the operating profit from continuing operations for the first quarter of 2006 to approach the EUR 200 million level. The operating profit in the first quarter of 2005, corrected for activities which have meanwhile been divested, amounted to EUR 182 million.

DSM will publish its first-quarter results on 28 April 2006.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found on www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

14E

Heerlen, 29 March 2006

DSM raises dividend by 15% to € 1.00 per ordinary share

In conformity with the proposal made by the DSM Managing Board, the Annual General Meeting of shareholders of Royal DSM N.V. has today resolved to declare a dividend for 2005 of € 1.00 per ordinary share. This represents an increase of about 15% compared with the dividends for previous years.

An interim dividend of € 0.29 per ordinary share having been paid in August 2005, the final dividend for 2005 amounts to € 0.71 per ordinary share.

The ex-dividend date is Friday, 31 March 2006, and the dividend will be made payable on Thursday, 13 April 2006.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com